77M Mergers

The Turner New Enterprise Fund acquired the assets and liabilities of the
Turner Technology Fund. With regard to the circumstances and the details of the reorganization, the Turner Funds incorporates herein by reference the definitive Combined Proxy Statement/Prospectus dated
July 21, 2006 and the
Statement of Additional Information dated July 21,
2006 each as filed
electronically with the Securities and Exchange
Commission (SEC) on July
20, 2006 (the Proxy Soliciting Materials).

The following information is provided in response to questions not addressed in the Proxy Soliciting Materials:

a the reorganization closed on September 28, 2006.

b A Plan of Reorganization was approved by the Technology Fund Shareholders at a Special Meeting of Shareholders held on September 21, 2006.